

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2020

Via E-mail
Mr. Lynn Smull
Chief Financial Officer
Gevo, Inc.
345 Inverness Drive South, Building C, Suite 310
Englewood, CO 80112

> **Re:** **Gevo, Inc.**
> **Form 10-Q for the quarterly period ended September 30, 2019**
> **Exhibit No. 10.2 Renewable ATJ Purchase and Sale Agreement**
> **Filed November 13, 2019**
> **File No. 001-35073**

Dear Mr. Smull:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance